SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-2642
                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K    [_] Form 11-K    [_] Form 20-F     [_] Form 10-Q
              [_] Form N-SAR

                  For Period Ended:  December 31, 1999

         [_]      Transition Report on Form 10-K
         [_]      Transition Report on Form 20-F
         [_]      Transition Report on Form 11-K
         [_]      Transition Report on Form 10-Q
         [_]      Transition Report on Form N-SAR
                  For the Transition Period Ended:  _________________________

   Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

TRIDENT ROWAN GROUP, INC.
-------------------------------------------------------------------------------
Full Name of Registrant


-------------------------------------------------------------------------------
Former Name if Applicable


Two Worlds Fair Drive
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Somerset, New Jersey  08873
-------------------------------------------------------------------------------
City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]       (a)      The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;
[X]       (b)      The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
                   quarterly report or transition report on Form 10-Q, or
                   portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]       (c)      The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         In January 2000, the Registrant, the indirect majority shareholder of Moto Guzzi Corporation ("Moto Guzzi"), engaged Banca di Intermediazione Mobiliare IMI S.p.A. ("IMI"), a leading Italian investment bank, to pursue strategic alternatives to enhance shareholder value in its shareholding in Moto Guzzi. The ensuing process has necessitated significant time involvement of the financial staff of the Registrant to collaborate with IMI, resulting in delays in completion of year end accounting procedures. The Registrant believes at this time that the subject Annual Report on Form 10-K will be filed within the grace period provided for under Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Mark Hauser                   (212)                 644-4441
-------------------------------------------------------------------------------
           (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes   [_] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment I.

                            TRIDENT ROWAN GROUP, INC.
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000                        By: /s/ Mark Hauser
      --------------                           --------------------------------
                                            Name:  Mark Hauser
                                            Title: Co-Chief Executive Officer

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/98)

                                  Attachment I


         The results of operations for the year ended December 31, 1999 compared to the year ended December 31, 1998 reflect the following significant changes:

Moto Cycle Segment

Net sales increased by 7.6 % from Lit. 83.8 billion in 1998 to Lit. 87.1 billion in 1999. Unit sales increased by 11.1% to 6,275 in the year ended December 31, 1999 compared to 5,647 in the year ended December 31, 1998. Average selling prices declined as a result of product mix.

Gross margins decreased from Lit. 8.8 billion or 10.6% as an incidence of net sales in the year ended December 31, 1998 to Lit. 7.6 billion, or 8.7 % in the year ended December 31, 1999, due principally to lower average margins of the mix of units sold in 1999.

Selling, general and administrative expenses increased from Lit. 16.0 billion in the year ended December 31, 1998 to Lit. 20.5 billion in the year ended December 31, 1999, reflecting a new management team installed at Moto America and the development of the U.S. sales network, additional marketing expense in Italy and additional corporate costs related to the Registrant's public listing status as well as costs in the fourth quarter related to ultimately unsuccessful negotiations with a potential strategic partner.

Research and development costs fell from Lit. 4.3 billion in 1998 to Lit. 2.9 billion in 1999, reflecting lack of available finance. Moto Guzzi also expensed Lit. 0.9 billion of tooling related to development projects in the fourth quarter of 1999 reflecting curtailment of its development plans for financial reasons. In 1998, Moto Guzzi incurred a reorganization charge of Lit. 4.1 billion relating to existing product and development project abandonment.

As a result of the above factors, the operating loss of Moto Guzzi for the year ended December 31, 1999 increased to Lit. 16.6 billion compared to Lit. 15.6 billion for the year ended December 31, 1998.

Steel tube segment

Net sales decreased by 1.4% to Lit. 22.9 billion in 1999 compared to 1998, principally reflecting difficult market conditions in the domestic market in the first three quarters of 1999. The domestic market started to show signs of recovery in the last quarter, with prices continuing the recovery started earlier in the year. Margins increased in 1999 to Lit. 4.2 billion or 18.4% as an incidence of sales from Lit. 3.3 billion or 14.3% of sales in 1999, principally as a result of the recovery in sales prices. Selling, general and administrative expenses increased from Lit. 2.3 billion in 1998 to Lit. 2.5 billion in 1999. As a result of the matters noted above, operating profits increased by 66% from Lit. 1.0 billion in 1998 to Lit. 1.7 billion in 1999.

Impairment costs

In 1998, the Registrant recorded Lit. 2.7 billion of impairment costs in respect of assets in the course of disposal. In the third quarter of 1999, the Registrant recorded Lit. 0.5 billion of impairment cost in respect of the disposal of land in Sardinia, Italy, which disposal was completed in the fourth quarter.

As a result of the matters above, the Registrant will report a reduced operating loss of approximately Lit. 20 billion in 1999 compared to the operating loss in 1998 of Lit. 22.2 billion.

Gain on merger of subsidiary

As a result of the merger of Moto Guzzi Corp. into North Atlantic Acquisition Corp. ("NAAC") as described in the Registrant's Interim Financial Statements filed on form 10-Q as at September 30, 1999, the Registrant recorded a gain of Lit. 25.8 billion (US$ 14.2 million) in the first quarter of 1999, including the effects of the exchange of redeemable preferred stock of Moto Guzzi Corp. into common stock of NAAC.

Net loss

As a result of the matters described above, and the effects of minority interests in the losses of Moto Guzzi, the Registrant will report a net profit for 1999 compared to a net loss of Lit. 25 billion in 1999.


The Registrant is still in the process of defining final estimates and analyses for its financial statements for the year ended December 31, 1999, and the audit of such financial statements is incomplete. The Registrant does not expect material changes from the figures stated above.